UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hydro Wind Energy, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       July 14, 2020

Physical Address of Issuer:

355 Bryant Street, Office 403, San Francisco, CA 94107, United States

Website of Issuer:

https://hw.energy/

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$488,000	$1,171,109
Cash & Cash Equivalents	$96,148	$102,985
Accounts Receivable	$(91,878)	$0
Current Liabilities	$76,262	$73,116
Long-Term Liabilities	$83,489	$17,418
Revenues/Sales	$273,636	$142,767
Cost of Goods Sold*	$38,851	$17,888
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(260,776)	$(847,299)

*Cost of Revenues

TABLE OF CONTENTS

April 7, 2025

HYDRO WIND ENERGY, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Hydro Wind Energy, Inc. ("**HWE,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://hw.energy/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 7, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

<u>Hydro Wind Energy, Inc.</u>
(Issuer)

By:<u>/s/Lee King</u>
(Signature)

<u>Lee King</u>
(Name)

<u>Chief Executive Officer</u>
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

<u>/s/ Lee King</u>
(Signature)

<u>Lee King</u>
(Name)

<u>Director</u>
(Title)

<u>April 7, 2025</u>
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 7, 2025

HYDRO WIND ENERGY, INC.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Hydro Wind Energy, Inc. is developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. This technology utilizes wind offshore using vertical axis wind rotors and offshore-based kite systems. The Company has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

The Company was incorporated in Delaware as a corporation on July 14, 2020 and is headquartered in California. The Company sells its products and services through the internet throughout the United States and internationally.

The Company owns a 100% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. This entity has generated all of the revenues for the Company to date.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://hw.energy/. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in foreign, federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable foreign, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business may depend on the continued availability of rebates, tax credits and other financial incentives.

Our products and services relating to producing electricity and desalinization technologies will be sold to businesses. In many of the countries where these products and services will be sold, financial incentives to purchase such products and services may be offered to businesses by such governments, including rebates and tax credits. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

BUSINESS

Description of the Business

Hydro Wind Energy, Inc. is developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. This technology utilizes wind offshore using vertical axis wind rotors and offshore-based kite systems. The Company has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

The Company was incorporated in Delaware as a corporation on July 14, 2020 and is headquartered in California. The Company sells its products and services through the internet throughout the United States and internationally.

The Company owns a 100% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. This entity has generated all of the revenues for the Company to date.

Business Plan

The Company plans to grow its business by increasing new product sales and marketing, investing in research and development and through hiring. Any capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
OceanHydro Wind/Omni	Power generation technology that harnesses wind offshore, stores the energy subsea and releases it on demand as electrical energy.	Governments and business to business (B2B)
SubSea RO Wind/Omni	Seawater desalination technology that utilizes subsea pressure to drive a reverse osmosis process and wind for mechanical lift.	Governments and B2B
QuenchSea	Low-cost portable, handheld device that instantly turns seawater into fresh water	Governments, B2B and business to consumer (B2C)

Competition

The markets in which our products are sold are highly competitive. Some of the top competitors in our industry include Vestas, GE Energy and Goldwind.

Our OceanHydro Wind product competes against other power generation and energy storage companies. Examples of competitors includes wind turbine companies, offshore floating wind farms, and companies offering evolving marine and kite technologies.

Our SubSea RO Wind product competes against other desalination technologies, including those offering membrane (RO) and thermal desalination.

Our QuenchSea product is creating a new product category for portable manually powered seawater desalination devices.

Customer Base

The Company's business model consists of targeting B2B customers for power generation and water. The seawater handheld desalination device (QuenchSea) has both a B2B and B2C target market. Our products and services are sold across countries as well as direct-to-consumers online. Core target markets for QuenchSea are Humanitarian, Disaster Relief and Portable Water Purification.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
GB2550692	"Subsea Energy Generation Assembly Utilising Wind Energy"	Patent	May 19, 2017	September 10, 2019	Great Britain
GB2571691	"A System and a Method for Desalination of Water of a Water Body, using Wind Energy and Subsea Pressure"	Patent	July 3, 2019	August 3, 2021	Great Britain
GB2575336	"An Energy Generation System using Wave Energy, Buoyancy of Air and Potential Energy Stored in Water under Subsea Hydrostatic Pressure"	Patent	February 14, 2019	September 21, 2021	Great Britain
GB2108707.7	"Power Generation and Wind and Gravity- based Storage"	Patent	June 18, 2021	Pending	Great Britain
UK00003559038	"Quench Sea"	Trademark- Figurative	November 23, 2020	April 2, 2021	Great Britain

*All intellectual property has been assigned to the Company. The Company is in the process of updating ownership records with the various patent and trademark offices.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee King	CEO, Co-Founder and Director	CEO and Co-Founder of Hydro Wind Energy, Inc., 2020 - Present Responsible for strategy and general CEO responsibilities CEO and Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for strategy and general CEO responsibilities	University of Aberdeen, M.A. and MSc, International Business, 2004
Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder	IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for IT, AI and systems integration IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for IT, AI and systems integration	UCL, MSc, Electrical and Telecommunications Engineering, 2005; Queens Mary University, Electrical and Telecommunications Engineering, 2004
Hayk Vasilyan	Chief Technology Officer and Co-Founder	Chief Technology Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for technology development Chief Technology Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for technology development	University of Southampton, Rolls-Royce Technology Centre, PhD., Computational Engineering and Design, 2018; University of Turin, Italy, MSc, Mechanical Engineering, 2015; University of Turin, Italy, BSc, Mechanical Engineering, 2015

Biographical Information

<u>Lee King</u>: Lee is the concept architect, CEO and Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of the University of Aberdeen holding an MA and MSc in International Business. Lee has over 10 years of experience in business management, business development, investment funds, project finance, investment and technology strategies, as well as with projects focusing on water desalination, water security and energy.

Abdulla Ghaly: Abdulla is the IT Systems Integrator, IT Director and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years of experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.

Hayk Vasilyan: Hayk is the Chief Technology Officer and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a renowned researcher in manufacturing technologies and materials. Hayk holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock is 13,367,975 shares, consisting of (a) 12,949,796 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and (b) 418,179 shares of Class B common stock, par value $0.00001 per share (the "**Class B Common Stock**"). Additionally, the Company has established the 2020 Stock Incentive Plan for which 1,900,000 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 11,157,345 shares of Common Stock, including 100,000 restricted shares issued under the 2020 Stock Incentive Plan, are issued and outstanding and 4,619 shares of Class B Common Stock have been issued and outstanding. Additionally, the Company has 229,000 options to purchase Common Stock issued and outstanding and an additional 1,571,000 shares available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,157,345*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes 100,000 restricted shares issued pursuant to the Company's 2020 Incentive Plan. Also, includes 7,549 shares of Common Stock to be issued related to a private placement by the Company in March 2025.

Type	Class B Common Stock
Amount Outstanding	4,619
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	229,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$529,590
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$191,423
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $120,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	UK COVID Relief Loan*
Amount Outstanding	£7,300
Interest Rate and Amortization Schedule	2.5% per annum. For the period beginning on the date of issuance of the note, and ending twelve (12) months thereafter, no interest is payable.
Description of Collateral	Unsecured
Other Material Terms	Loan issued as part of COVID-19 Relief and is guaranteed by the Secretary of State for Business, Energy, and Industrial Strategy, United Kingdom. Repayments due after twelve (12) months from the loan date and (May 6, 2020) and principal and interest must be paid off before 72-months from the loan date.
Maturity Date	May 6, 2026

* Obtained in Great Britain by Hydro Wind Energy Ltd. and remains an obligation of such entity.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	8,200,000	N/A	October 6, 2020; December 22, 2020; March 4, 2022 (1); April 1, 2022(1); March 31, 2023**	Section 4(a)(2)
Convertible Note*	$100,000	1	Research & Development and General Working Capital	May 17, 2020	N/A
Convertible Note**	$100,000	1	Research & Development and General Working Capital	December 21, 2019	N/A
Share Option Agreement***	£15,199	1	Research & Development and General Working Capital	December 21, 2019	N/A
Advanced Subscription Agreement Seedrs****	$932,287	1	Research & Development and General Working Capital	February 26, 2021	N/A
Crowd SAFE (Simple Agreement for Future Equity)	$529,590	881	Research & Development and General Working Capital	April 30, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)	$125,000	1	Research & Development and General Working Capital	July 23, 2022	Section 4(a)(2)
Common Stock	$148,399	14,997	Research & Development and General Working Capital	September 23, 2022	Reg CF
Option to Purchase Common Stock	$0	241,000	N/A	October 6, 2020; January 7, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$191,423	559	Research & Development and General Working Capital	January 25, 2023	Reg. CF

Common Stock-Seedrs	$577,889	61,508	Research & Development and General Working Capital	April 18, 2023	Reg CF
Class B Common Stock	$53,565	4,619	Research & Development and General Working Capital	June 15, 2024	Reg CF
Common Stock*****	£63,000	7,549	Research & Development and General Working Capital	March 15, 2025	Section 4(a)(2)

(1) Reflects the transfer and re-allocation of 4,000,000 shares amongst shareholders which occurred in two stages on March 4, 2022 and April 1, 2022, respectively. 25% of the Ordinary Shares in Hydro Wind Energy Ltd were cancelled in connection with this re-allocation.

*Issued in Great Britain by Hydro Wind Energy Ltd. The parties transferred this obligation to the Company in 2022 and it converted into 130,575 shares of Common Stock of the Company in April 2023.

** Issued in Great Britain by Hydro Wind Energy Ltd. This obligation was transferred to the Company as of October 24, 2022. On March 31, 2023, this Convertible Note was converted into 443,051 shares of Common Stock of the Company.

***Issued in Great Britain by Hydro Wind Energy Ltd. This obligation was transferred to the Company as of October 28, 2022. On March 31, 2023, this Option was converted into 773,297 shares of Common Stock of the Company.

****These securities were converted into 1,526,368 Ordinary Shares of Hydro Wind Energy Ltd. on April 1, 2022, representing a 13.24% ownership in that entity. The Company subsequently conducted a share-for-share exchange on June 1, 2022 to acquire these Ordinary Shares in return for 1,526,368 shares of Common Stock of the Company.

*****This offering closed in March 2025 and the shares have yet to be formally issued.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lee King	4,000,000 shares of Common Stock	35.85%
Abdulla Ghaly	4,000,000 shares of Common Stock	35.85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of February 28, 2025, the Company had an aggregate of approximately $113,000 in cash and cash equivalents (including accounts receivable), leaving the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In June 2024, the Company completed an offering of Class B Common Stock via Security Tokens pursuant to Regulation CF and raised $53,565. Additionally, in February 2025, the Company completed a private offering of Class B Common Stock and raised approximately £63,000.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i)   In 2022, Abdulla Ghaly, the IT Systems Integrator, IT Director and Co-Founder of the Company, repaid a prior loan received from the Company in the amount of $33,817. Additionally, he received a stipend of $20,400 in 2022.

(ii)   In 2022, Lee King, the CEO and Founder of the Company, received a stipend of $100,881 in 2022.

(iii)   In 2022, the Company reimbursed a shareholder for expenses incurred on behalf of the Company in the amount of $118,359.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 7, 2025

HYDRO WIND ENERGY, INC.



HYDRO WIND ENERGY, INC.
BALANCE SHEET

	Consolidated in Hydro Wind Energy Inc	Standalone for the period 01/01/2024 to 31/12/2024	
ASSETS	For the period	Hydro Wind Energy $	Hydro Wind Energy Ltd $
CURRENT ASSETS:			
Cash And Bank Balance	96,148	84,739	11,409
Accounts receivable	(91,878)	(83,606)	(8,272)
Foreign Curreny	16,079	-	-
Interco Payabe-Hydro Wind Energy Ltd.(UK)	-	969396.77	
Prepaid expenses	-	-	-
VAT Receivable	70	-	70
Stock	12,779		12,779
Other Current Assests	10,001	10,001	
Total current assets	43,200	980,531	15,986
PROPERTY AND EQUIPMENT, AT COST:			
Tangible Assets			
Machinery and equipment	7,078	5,176	1,902
Computers and software	3,451	3,451	
Intangible Assets	673,393		673,393
	683,923	8,627	675,296
Less accumulated depreciation and amortization	(239,122)	(5,128)	(233,994)
Total property and equipment	444,801	3,499	441,302
NON CURRENT ASSETS:			
	-		
Total Non Current assets	-	-	-
Total Assets	**488,000**	**984,030**	**457,288**
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	71,951	67,265	4,686
Directors Loan	311	-	311
Provisions	4,000	4,000	
Interco Payable	-		953,318
Total current liabilities	76,262	71,265	958,316
LONG-TERM LIABILITIES:			
Convertible Notes	-	-	
Bounce Back Loan Scheme Payable (BBLS)	10,724		10,724
Shopify Capital Loan	18,200		18,200
Loan Payble(SPRINT FUND)	10,000	10,000	
Republic ODP	44,565	44,565	
Total long-term liabilities	83,489	54,565	28,924
Total current and long-term liabilities	159,751	125,830	987,239
SHAREHOLDERS' EQUITY:			
Common stock, no par value, shares	103	103	
Authorized, shares issued and outstanding	144		144
Additional paid in capital	395,763	395,763	
Safe notes	1,384,493	1,384,492.77	-
Issuance Cost	(135,813)	(66,066)	(69,746.75)
Retained earnings	(1,917,855)	(768,465)	(1,149,390)
Current Year Profit	(260,803)	(87,627)	(173,176)
Share Premium	862,216	-	862,216
Total shareholders' equity	328,249	858,200	(529,951)
Total Liabilities and Shareholders' Equity	**488,000**	**984,030**	**457,288**
	(0)	-	(0)

HYDRO WIND ENERGY, INC.
STATEMENT OF OPERATION AND RETAINED EARNING

	Consolidated in Hydro Wind Energy Inc for the period 01/01/2024 to 31/12/2024	Standalone for the period 01/01/2024 to 31/12/2024	
		Hydro Wind Energy Inc	Hydro Wind Energy Ltd
		$	$
REVENUE			
Services	273,636	0.00	273,635.52
Total Revenues	273,636	0.00	273,635.52
COSTS OF REVENUE			
Cost of Services	38,851	0.00	38,850.74
Total Cost of Revenues	38,851	0.00	38,850.74
Gross Profit on revenues	234,785	0.00	234,784.78
OPERATING EXPENSES			
Selling, general and administrative	424,951	84,990.99	339,960.17
Depreciation and amortization	70,609	2,636.04	67,973.42
Total operating expenses	495,561	87,627.03	407,933.59
INCOME FROM OPERATIONS	**(260,776)**	**(87,627.03)**	**(173,148.81)**
OTHER INCOME			
Other income	0	0.00	0.00
Total other income (expense)	0	0.00	0.00
Income before provision for income taxes	(260,776)	(87,627.03)	(173,148.81)
Provision for income taxes		0.00	0.00
Net Income before other comprehensive	**(260,776)**	**(87,627.03)**	**(173,148.81)**
OTHER COMPREHENSIVE INCOME			
Currency Translation Adjustment	0	0.00	0.00
Net Income for the Year after other	**(260,776)**	**(87,627.03)**	**(173,148.81)**
RETAINED EARNINGS, beginning of year	0		
RETAINED EARNINGS, end of year	**(260,776)**	**(87,627)**	**(173,148.81)**